Exhibit 99.3

NEWS RELEASE

FOR IMMEDIATE RELEASE

August 12, 2011

Student Transportation of Canada Reminds Parents That the School Bus is the Safest

Way to Go Back to School

Company Offers Safety Tips to Students, Parents and Motorists

BARRIE, ONTARIO (August 12, 2011) – As schools across the country begin to welcome children back to school this week, Student Transportation of Canada (STC) reminds parents that riding a school bus remains one of the safest forms of transportation on the road. According to industry transportation studies, riding a bus to school is 13 times safer than riding in a passenger vehicle and 10 times safer than walking to school. A single school bus also can eliminate as many as 36 cars, reducing congestion around schools and the carbon imprint on communities.

School buses are designed specifically to protect students on and off the bus with special safety features not available on any other vehicle, said Don Weir, STC’s director of passenger safety and compliance. “The reality of school bus safety is that there are more risks outside the bus than riding inside as a passenger,” Weir said. “Safety is all about finding ways to eliminate risk.”

This year, as school board budget pressures resulted in some elimination of courtesy bus routes for many students, Weir fears that more and more parents will be driving their children to school or carpooling, creating an even greater need for safety awareness. Because ensuring the safety of students is STC’s number one priority, the company offers the following series of safety tips to students, parents and motorists.

Safety Tips for Students –

•	Be on time for your school bus and never run after or next to a bus.

•	If the windows are down on a hot day, keep your head and arms inside the bus.

•	Stay away from the Danger Zones. Areas within 3 metres of the front, back and sides of a bus are considered the most dangerous spots.

•	If you drop something near the bus, never bend down or crawl under the bus to get it – ask your bus driver for help.

•	If you must cross the street, always do so in front of the bus. Make sure the red lights are flashing and walk in front of the crossing gate arm that extends in front of the school bus.

•	Pay attention. Listen and look both ways before stepping off the bus or crossing the street. Don’t let sweatshirt hoods or headphones block your vision or hearing.

“Just as motorists have a responsibility not to drive distracted, students have a responsibility not to walk distracted,” said Weir.

Safety Tips for Parents –

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If you drop off or pick up your child at school, do not park in a bus only zone. The least of the risks is the possibility of collision in a limited space. The greatest risk is to the safety of your children walking through a danger zone area.

•	Check your child’s clothing and backpack to make sure there are no loose drawstrings or long straps that could get caught in the handrail or bus door.

•	Make sure your child gets to the bus stop on time.

“In the beginning of the school year we see a greater risk of students rushing to make their bus, especially kids who stepped-up and are going to middle school or high school for the first time and have to get up earlier than they’re used to,” Weir said.

Safety Tips for Motorists –

•	Stop at least 3 metres away from a school bus that has its red lights flashing and stop arm extended.

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Vehicles traveling in the same direction as the bus are always required to stop. In many areas, vehicles moving in the opposite direction on a divided roadway also are required to stop. Check the law in your area.

•	Never pass a school bus on the right side, where children enter or exit.

“Passing a school bus while loading and unloading students is illegal,” Weir said. “The flashing red lights and stop-arm are obvious signals for motorists to stop. Today’s drivers have more distractions in their vehicles than ever before and they just have to pay attention; you cannot drive distracted and be safe.”

Student Transportation Inc., the parent company of STC, serves more than 200 school districts in Canada and the U.S. and transports nearly 600,000 students to and from school each day. The company’s continued investment in vehicles and extensive driver training programs are all part of what Weir calls “a culture of safety.”

“Last year we implemented additional driver training program modules in 100 percent of our locations throughout country,” said Weir. “Our company-wide employee Safety Council mandated that every bus in our fleet have a crossing gate arm, whether it is required or not. We have installed Child Check-Mate reminder systems in all our buses. Our new Safety & Compliance Auditors are in the field ensuring that compliance checks are in place at every location and every driver’s file and credentials are current and up-to-date.”

To contact Student Transportation or get more information, call toll-free 1-888-942-2250 or visit www.rideSTA.com.

About Student Transportation

Founded in 1997, Student Transportation Inc. is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 7,000 vehicles. Student Transportation’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.ridesta.com.

CONTACT:

Lynette Viviani

973-534-1004

lviviani@rideSTA.com

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